August 10, 2012

Via Edgar Transmission and Federal Express

Perry J. Hindin

Special Counsel

Office of Mergers & Acquisitions

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	The Edelman Financial Group Inc.

Revised Preliminary Proxy Statement on Schedule 14A
Filed on July 6, 2012
File No. 0-30066

Schedule 13E-3 Amendment No. 2
Filed on July 6, 2012
File No. 5-57743

Dear Mr. Hindin:

Set forth below is the response of The Edelman Financial Group Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 17, 2012 to Amy R. Curtis of Thompson & Knight LLP, counsel to the Company (the “Comment Letter”). This letter supercedes our letter dated July 19, 2012 with respect to the same subject matter. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to the Company. Page references in the responses and references to the Proxy Statement are to the most recent amended Proxy Statement filed on August 10, 2012.

1.	We note your response to prior comment 3, and we have reviewed the supplemental materials you have provided to us, including the Retreat Projections, the Revised Projections and the final projections (referred to in the proxy statement as the “Projections”). We have compared these projections to the table provided on page 78 of the revised proxy statement and note the following:
•	The table’s “Revenue” line item matches the Revenue line item from the Revised Projections supplemental materials, not the Projections supplemental materials.
•	The table’s “Adjusted Revenue” line item matches the Revenue line item from the Projections supplemental materials, which has no line item entitled “Adjusted Revenue.”

Perry J. Hindin August 10, 2012 Page 2
•	The table’s “Core EBIDTA” line item does not match the EBITDA line item from the Projections or Revised Projections supplemental materials.
•	The table’s “Adjusted Core EBIDTA” line item matches the EBITDA line item from the Projections supplemental materials.

Please advise and revise to reconcile the inconsistency between the table on page 78 and the projections provided supplementally. If the supplemental Projections were in fact the final projections, please advise why the Company believes that the line items included in the supplemental Projections, including operating expenses and net income, are not material to a shareholder’s evaluation of the going-private transaction.

I apologize for the confusion concerning the supplemental Projections. Initially I note that we propose to amend the Certain Projection section on pages 76-78 of the Proxy Statement to include line items for operating expenses and net income in the Projections and to add what are referred to as the Retreat Projections. A marked copy of the Certain Projections section is enclosed. The primary confusion in the submissions of different projections stems from the nomenclature used in the different submissions. In the Exhibit A Financial Projections submitted as the Projections the reference to “Revenue” is in fact “Adjusted Revenue” and the reference to “EBITDA” is “Adjusted Core EBITDA.” As these materials were never intended for public dissemination, the specific lines and word choices were for the Company’s and Stephens’ use. On July 19, 2012, we supplementally provided the Staff with a more comprehensive version of the Projections (on which Exhibit A was based) that includes Revenue, Adjusted Revenue, Core EBITDA from operations and Adjusted Core EBITDA.

2.	Please expand footnote 1 to the table on page 78 to provide a more detailed explanation of the adjustments made. Revise footnote 3 to provide a more detailed description of the minority interests.

In response to your comment, we have expanded footnotes 1 and 3. Please refer to the enclosed copy of the Certain Projections section. Supplementally, I note that the reference in footnote 3 to minority interests refers to the minority interests in all consolidated entities owned by the Company.

3.	We note that the Retreat Projections provided to us supplementally in your letter dated June 22, 2012 contain a line item for net income. We also note that the Retreat Projections are included as Exhibit 99(c)(5) to the amended Schedule 13E-3 filed on July 6, 2012 and also include a line item for net income. Please advise why the net income line items from each document differ. Which projections are the actual Retreat Projections?

On July 19, 2012, we supplementally provided the Staff with the Retreat Projections that we have confirmed to be the Retreat Projections originally provided by management to Stephens.

Perry J. Hindin August 10, 2012 Page 3

The “Retreat Projections” included in Exhibit 99(c)(5) were presented by Stephens to the Special Committee based on the original Retreat Projections prepared in June 2011. However, based on discussions with management in early November 2011, the Retreat Projections were updated to reflect that no acquisitions would occur in 2011, and in a few other minor respects. We have included the Retreat Projections that we provided supplementally in the revised Certain Projections section enclosed. I note that the Retreat Projections provided to Stephens did not forecast EBITDA or client assets, which we have noted in the footnote.

4.	We note your response to prior comment 4 and we disagree with your view that the Retreat Projections are not materially related to the going private transaction. Please provide a complete set of material line items for the Retreat Projections, the Revised Projections and the Projections. Alternatively, please supplement the existing narrative disclosure of the Retreat Projections and the Revised Projections to provide quantified disclosure of the differences between the Retreat Projections, the Revised Projections and the Projections. For example, in the narrative discussion of the Retreat Projections, disclose the differences in projected revenue, EBITDA and net income for the periods 2012 to 2014 between the Retreat Projections and the Projections. Provide similar information in the narrative discussion of the Revised Projections. We note that revenue, EBITDA and net income line items are listed in the supplementally provided Projections as well as in the Retreat Projections table on page 19 of Exhibit 99(c)(5), and the differences in such line items appear quite significant.

In response to your comment, we have added the Retreat Projections to the disclosure. We have also added additional language to the narrative in the second full paragraph in Certain Projections quantifying the minor variance between the Revised Projections and the Projections. The added language follows the existing discussion explaining the differences between the Revised Projections and the Projections that states “The Revised Projections were further updated from time to time prior to April 12, 2012, to reflect actual results of operations for the quarter and year ended December 31, 2011, and to revise the projected EFS commission expense for 2012, 2013, and 2014 in line with the actual rate for 2011, ultimately resulting in the Projections.”

I also note, as highlighted in your letter, that the Revenue line in the Revised Projections is identical to the Revenue line in the Projections. The differences in Core EBITDA for 2012 are less than 4.25%, and for 2013 and 2014 are less than 3% in each instance and in our opinion are immaterial. Net income was not derived as part of the Revised Projections.

Perry J. Hindin August 10, 2012 Page 4

Certain Projections, page 76

5.	The second sentence of this section indicates that the Company provided Lee Equity with certain financial forecasts of the Company’s operating performance for years 2012 through 2014 prepared by management. If these forecasts are identical to the Projections, as defined in the following sentence of that paragraph, please disclose such in this paragraph. If not, please disclose such forecasts in the proxy statement.

In response to your comment, we have revised the disclosure in the enclosed Certain Projections section to clarify that Lee Equity received the Projections as well as the Retreat Projections and Revised Projections.

If you have any questions regarding any of our responses, please feel free to call me at (713) 993-4645. We would welcome the opportunity to discuss any remaining open items with the Staff by telephone conference.

Sincerely,

/s/ John T. Unger

John T. Unger

Annex

Certain Projections

     The Company does not as a matter of course publicly disclose projections as to its future financial performance, revenues, earnings, or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. In connection with their due diligence review of our Company, we provided Lee Equity with certain financial projections ~~forecasts~~of our operating performance for years 2012 through 2014 prepared by our management (the “Projections”). We also provided ~~certain financial~~ the Projections ~~(the “Projections”)~~to Stephens for use in connection with its financial analyses, as summarized in “Special Factors—Opinion of Financial Advisor to the Special Committee.” The Projections as set forth below represented our management’s best view of the Company’s future financial performance as of the time the Projections were prepared. See “Special Factors—Background of the Merger.”

     As discussed in “Special Factors—Background of the Merger,” our management also provided certain other projections to Stephens. ~~that we do not disclose in this proxy statement either because our management does not believe they are reliable for the purposes of estimating the future financial performance of the Company or they deviate only immaterially from the Projections.~~ In connection with a brainstorming session at a strategic planning retreat in June 2011, management prepared certain projections (the “Retreat Projections”) that included the financial impact of unidentified acquisitions and other business initiatives that were in a preliminary and conceptual stage of development. Because they were only created in a preliminary and conceptual context, our management does not believe that the Retreat Projections were realistic, achievable or in any way meaningful to the business, and no business decisions were made by management in reliance or based upon the Retreat Projections. These Retreat Projections did not include all the costs that would have been associated with pursuing these new lines of businesses, nor did management believe it was realistic to assume that all the goals included in the Retreat Projections could be realistically achieved. Indeed, to date, the Company has made no acquisitions and none of the potential lines of business identified in the Retreat Projections has generated appreciable revenues. The Retreat Projections were provided to Stephens in late October 2011. Management subsequently advised Stephens that the Retreat Projections did not reflect management’s best view of the Company’s future financial performance. Over the course of several weeks, management prepared revised projections (the “Revised Projections”) that excluded the potential impact of unidentified and hypothetical acquisitions and other business initiatives that were considered unlikely to be implemented, discontinued operations, and certain items related to non-core assets. Management also adjusted its revenue growth assumptions and projected margins to levels that were reflective of their expectations of future financial results. The Revised Projections were further updated from time to time prior to April 12, 2012, to reflect actual results of operations for the quarter and year ended December 31, 2011, and to revise the projected EFS commission expense for 2012, 2013, and 2014 in line with the actual rate for 2011, ultimately resulting in the Projections. The Revised Projections and subsequent revisions are not disclosed in this proxy statement as they reflect the same revenue forecast for 2012, 2013, and 2014 as the Projections and a variance in Core EBITDA of less than 4.25% for 2012 and less than 3% for 2013 and 2014 as a result of the revision in projected EFS commission expense noted above. ~~deviate only immaterially from the Projections~~. The Retreat Projections and the Revised Projections were also provided to Lee Equity.

     The Projections and the Retreat Projections were prepared on a basis consistent with the accounting principles used in our historical internal financial statements. Neither t~~T~~he Projections nor the Retreat Projections were ~~not~~ prepared with a view to public disclosure and are included in this proxy statement only to give shareholders access to the information that was made available, in whole or in part, to Stephens for use in connection with its financial analyses summarized above, and are not included in this proxy statement in order to influence any shareholder to make any investment decision with respect to the proposed merger or any other purposes, including whether or not to exercise dissenters’ rights under Texas law. Neither t~~T~~he Projections nor the Retreat Projections were ~~not~~ prepared with a view to compliance with published guidelines of the SEC regarding projections, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or U.S. generally accepted accounting principles (“GAAP”). Furthermore, neither Grant Thornton LLP, our independent auditor, nor any other independent accountants, has examined, reviewed, compiled, or otherwise applied procedures to the Projections or the Retreat Projections and, accordingly, assumes no responsibility for, and expresses no opinion on them. The Projections and the Retreat Projections included in this proxy statement have been prepared by, and are the responsibility of, our management.

     In compiling the Projections, our management took into account historical performance, combined with estimates regarding client assets, revenues, operating income, and EBITDA, and these estimates were in turn developed taking into account trends in historical and expected operational performance on a variety of operational and financial metrics. Although the Projections and the Retreat Projections are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events made by our management. ~~that~~ O~~o~~ur management believed these assumptions and estimates were reasonable at the time the Projections were prepared. Our management believed that the assumptions and estimates underlying the Retreat Projections were aspirational and did not form a basis for a reasonable expectation of future performance of the Company but were appropriate for the limited purposes for which the Retreat Projections were prepared.

     The financial model on which the Projections are based separates the Company’s asset and wealth management business into 12 units for analysis of revenue and expenses. Different economic and business assumptions can be applied to each individual unit. The key assumptions underlying the Projections were revenue growth ranging from a decline of 5% to an increase of 24% annually across the Company’s different business units and expenses ranging from a decrease of 4% to an increase of 24% annually per category of expense. Revenues at EFS were assumed to increase by 23% in 2012, 7% in 2013, and 10% in 2014, with concomitant annual increases in expenses of 24%, 9%, and 8% and revenues at GFS were assumed to increase by 20% in 2012, 15% in 2013, and 16% in 2014, with concomitant annual increases in expenses of 16%, 5%, and 20%. The Projections assumed that no new EFS offices would be opened other than the offices planned to be open by the end of 2011 and assumed, consistent with historical data, that new offices would become profitable after a period of two years from the date the office was opened. However, these assumptions should not be relied upon as being necessarily indicative of actual future results. In addition, factors such as the conditions of the asset and wealth management industry and general economic, regulatory and market conditions, all of which are difficult to predict and beyond the control of our management, may cause the Projections or the underlying assumptions not to be reflective of actual future results. In addition, the Projections do not take into account any circumstances or events occurring after they were prepared and, accordingly, do not give effect to the merger or any changes to our operations or strategy that may be implemented after the completion of the merger. As a result, there can be no assurance that the Projections will be realized, and actual results may be materially better or worse than those contained in the Projections.

     The inclusion of this information should not be regarded as an indication that the Company, Lee Equity, the Rollover Investors, the financing sources of Parent, Stephens, or any other recipient of this information considered, or now considers, the Projections or the Retreat Projections to be material information or predictive of actual future results.

     Except to the extent required by applicable federal securities laws, we do not intend, and expressly disclaim any responsibility to, update or otherwise revise the Projections or the Retreat Projections to reflect circumstances existing after the date when prepared or to reflect the occurrence of future events even in the event that any of the assumptions underlying the Projections are shown to be in error. The Projections and the Retreat Projections constitute forward looking statements; see “Cautionary Statement Concerning Forward-Looking Information.”

     Certain of the Projections set forth in the table below, including Core EBITDA and Adjusted Core EBITDA, may be considered non-GAAP financial measures. The Company provided this information to Stephens because the Company believed it could be useful to potential bidders in evaluating, on a prospective basis, the Company’s operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used in the Projections may not be comparable to similarly titled amounts used by other companies.

     The following table discloses the material line items in the Projections that management provided to Lee Equity, the Board, the Special Committee, and Stephens and upon which Stephens relied in preparing its fairness opinion:

	Year Ended December 31,
	2012P	2013P	2014P
		(in millions)
Selected Income Statement Information:
Revenue	$ 195.6	$ 211.1	$ 231.2
Adjusted Revenue(1)	189.3	205.3	225.9
Operating Expenses	151.0	162.2	175.6
Core EBITDA(2)	27.2	30.0	35.0

Adjusted Core EBITDA(3)	25.3	28.1	33.2
Net Income	9.7	11.3	14.3
Selected Additional Information:
Client assets at end of period	$19,280.4	$22,162.8	$25,228.4

(1)	Revenue adjusted to exclude interest income in the amounts of $6.3, $5.8, and $5.3 million respectively for 2012, 2013, and 2014 from the EADV Interests and the Unsecured Subordinated Promissory Note dated August 29, 2008, issued by Salient Partners, L.P. payable to the order of the Company in the original principal amount of $9,349,340 (collectively, the “EADV Salient Receivables”), which is not considered revenue from core operations.
(2)	Core EBITDA represents income from continuing operations (which does not include income from the EADV/Salient Receivables) excluding interest, taxes, depreciation and amortization, stock-based compensation expense, and gains on securities/notes.
(3)	Adjusted Core EBITDA is Core EBITDA adjusted to exclude (a) fees from the Proton Therapy Center in the amount of $1.2 million in 2012, 2013, and 2014 and (b) depreciation expense in the amount of approximately $700,000 in 2012, 2013, and 2014 related to ~~certain~~ minority interests in consolidated entities not owned by the Company.

     The following table discloses the material line items in the Retreat Projections that management provided to Stephens:

		Year Ended December 31,
	2012P	2013P	2014P
		(in millions)
Selected Income Statement
Information[1] :
Revenue	$ 238.6	$ 325.0	$ 420.1
Operating Expense	192.5	249.7	312.2
Net Income	17.5	28.8	41.2

(1) As noted above the Retreat Projections were prepared in connection with a management brainstorming session as to potential acquisitions and new lines of business for the Company. The purpose of the Retreat Projections was not to provide management's realistic view of the Company's prospects, but to show the extent of what could be accomplished if the Company’s existing businesses exceeded expectations and the Company entered into these new lines of businesses and made additional acquisitions, and each of those new lines of business and acquisitions was successful. Management thereafter concluded that the Retreat Projections did not include all the costs that would have been associated with pursuing these new lines of businesses, nor was it realistic to assume that all the goals included therein could be realistically achieved. The Retreat Projections assumed that each of the Company’s existing businesses increased their pretax income by five percent per annum beyond current expectations and through hypothetical acquisitions of unidentified firms the Company would add an additional $1 billion in client assets in 2012 and $3 billion in client assets in each of 2013 and 2014. To date, the Company has made no acquisitions and none of the potential new lines of business identified in the Retreat Projections has generated appreciable revenues. The Retreat Projections did not include a forecast of EBITDA or client assets in future periods.